

September 4, 2020

Peng Dai
Chief Executive Officer
iHuman Inc.
K2, North America International Business Park
No. 108 Beiyuan Road
Chaoyang District, Beijing 100012
People's Republic of China

> **Re: iHuman Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 13, 2020**
> **CIK No. 0001814423**

Dear Mr. Dai:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1 filed August 13, 2020

Conventions that Apply to this Prospectus, page 7

1.      We note your response and revised disclosures in response to prior comment 4. Please augment your disclosures to disclose how Perfect World Group and Hongen Education are your affiliates, as defined in Rule 405 under the Securities Act of 1933, as amended.

Dilution, page 66

2.      Please explain to us and disclose as appropriate your basis for including deferred channel and IPO costs, as well as advances to suppliers and prepaid amounts, disclosed in Note 5 on page F-57 in calculating net tangible book value as of June 30, 2020.

Note 19. Condensed Financial Information of the Parent, page F-39

3. We note no amounts are presented for net cash provided by operating, investing and financing activities of the parent on page F-40. Please explain to us why this is the case. In connection with this, tell us which entity issued the contingently redeemable ordinary shares in 2019.

You may contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services